UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATIONAL TECHNICAL SYSTEMS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

638104109

(CUSIP Number)

Edwin Astudillo, Esq.
2173 Salk Ave, Suite 250
Carlsbad, CA 92008

619-318-9987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109	13D	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 638104109	13D	Page 3 of 4

This Amendment No. 1 to the Statement on Schedule 13D filed by Dr. Jack Lin (the “Reporting Person”) with respect to the shares of common stock, no par value (the “Common Stock”), of National Technical Systems, Inc., a California corporation (the “Company”), on September 16, 2013 (the “Schedule 13D”) amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Item 3.	Source and Amount of Funds or Other Consideration.

As of November 22, 2013 and through the date hereof, the Reporting Person has not had and does not have beneficial ownership of any shares of Common Stock.”

2.	Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“ITEM 4.	Purpose of Transaction.

The Reporting Person acquired shares of Common Stock based on his belief that the Common Stock represented an attractive investment opportunity.

On November 22, 2013, the Company was merged (the “Merger”) with Nest Merger Sub, Inc., with the Company continuing as the surviving corporation. In the Merger, (1) each share of Common Stock held by the Reporting Person as of immediately prior to the Merger was converted into the right to receive $23 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”); and (2) each option to acquire Common Stock (whether vested or unvested) held by the Reporting Person that was outstanding at the effective time of the Merger became vested in full and was cancelled in exchange for the right to receive the Merger Consideration minus the exercise price per share of the option.

As of the effective time of the Merger, the Reporting Person does not have any direct or indirect beneficial ownership of any shares of Common Stock.”

3.	Paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

“(a, b) The Reporting Person beneficially owns, as of November 22, 2013 and through the date hereof, no shares of the Common Stock, representing 0% of such class of securities. The cover page to this Schedule 13D is incorporated by reference in its entirety into these paragraphs (a) and (b) of this Item 5.”

4.	Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

“(c) Except as otherwise described in this Schedule 13D and as set forth in the table below, the Reporting Person did not effect any transaction in shares of the Common Stock from September 12, 2013 to the date hereof:

Date of Transaction	Type	Number of Shares	Price per Share ($)	Where/How Transaction Effected
9/13/2013	Sale	8595	22.86	Open market
11/13/2013	Sale	23333	22.93	Open market
9/24/2013	Sale	6000	22.84	Open market
9/25/2013	Sale	664	22.88	Open market
9/25/2013	Sale	800	22.87	Open market
9/26/2013	Sale	4536	22.88	Open market
10/9/2013	Sale	333	22.66	Open market
10/29/2013	Sale	50,000	22.90	Open market
11/20/2013	Gift	32,500	0.00	Private donation

CUSIP No. 638104109	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jack Lin Dr. Jack Lin
Dated: December 23, 2013